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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               October 24, 2003

                        Commission File number: 2-6860

                                JUPITERS LIMITED
                     -----------------------------------
                              NAME OF YOUR COMPANY

                             Level 9, Niecon Tower
                               17 Victoria Avenue
                                 P.O. Box 1400
                              Broadbeach, QLD 4218
                                   Australia
             ----------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F     X            Form 40-F
                                               -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes                       No
                                         -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               JUPITERS LIMITED


                                               By: /s/Laurence Martin Carsley
                                                   ---------------------------
                                                   Laurence Martin Carsley
DATE: October 24, 2003                             Company Secretary


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                            [JUPITERS LIMITED LOGO]

                     ADDRESS BY CHAIRMAN MR L.J. WILLETT AO
                            TO THE RPS SCHEME MEETING
                           ON FRIDAY, 24 OCTOBER 2003

On 12 June 2003, the Jupiters Board announced that it had signed a Merger Implementation Agreement with TABCORP and that it recommended that Jupiters' shareholders support a proposal to merge Jupiters with TABCORP.

THE RPS SCHEME

As part of the Merger proposal, the TABCORP Group is offering to acquire all RPS by way of a separate scheme of arrangement - the RPS Scheme. The RPS Scheme is conditional on the Ordinary Share Scheme becoming effective. This morning Ordinary Shareholders voted [overwhelmingly] to approve the Ordinary Share Scheme.

SHARE SCHEME

If the RPS Scheme is implemented, you will receive $105.26 in cash for each RPS held by you at the Implementation Record Date for the RPS Scheme plus an amount equal to any dividend accrued on those RPS up to the Implementation Date for the RPS Scheme.

OTHER CONDITIONS

If the RPS Share Scheme is approved today there remain two positive conditions which must be satisfied. The first is the regulatory approvals required from the Queensland State Government for the merger to proceed. TABCORP expects to receive the State Government's decision by the end of the month and has no reason to believe that the approvals will not be forthcoming or will be subject to material conditions.

The second condition is the approval of the Supreme Court of Queensland to the RPS Scheme as required by the Corporations Act. Jupiters will apply to the Court for the approval if the Ordinary Share Scheme is approved today and the other conditions are satisfied. It is anticipated the Court hearing will take place on 31 October 2003.

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Your Directors unanimously recommend that you vote in favour of the RPS Scheme for the following reasons:

- The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has advised that:

      "the RPS Scheme is fair and reasonable and in the best interests of RPS Holders" and therefore "RPS Holders should approve the RPS Scheme resolution".

- The consideration you will receive under the RPS Scheme is likely to be equal to or higher than the value you would realise under other alternatives such as continuing to hold the RPS or having them acquired or redeemed following a request for conversion.

- You could only achieve a better alternative if the VWAP for Jupiters Ordinary Shares for 20 Business Days prior to the Conversion Date is more than $6.77, or if there was a higher bid for Jupiters Ordinary Shares. The Independent Expert has placed an upper value of $6.85 on the entitlements to be provided to Jupiters Ordinary Shareholders which includes a value for the Centrebet dividend of 27 cents per share (and 6 cents for the value of the franking credits of the Centrebet dividend) so while it concedes it is possible Jupiters Ordinary Shares could trade above $6.77, given the trading history, it does not consider it likely. As announced, Jupiters anticipates the Centrebet dividend to be in the range of 14 - 17 cents per share. Receipt of a higher bid for Jupiters Ordinary Shares is unlikely because no higher bid has been received by Jupiters despite the public knowledge of the Merger and because the Merger values Jupiters with a full control premium such that an alternative acquirer is unlikely to offer to pay a materially higher price for Jupiters Ordinary Shares.


Those of your Directors who hold RPS intend to vote in favour of the RPS Scheme.

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